FREAKIN FITNESS, LLC

(A Florida Limited Liability Company)

REVIEWED FINANCIAL STATEMENTS

For the years ended

DECEMBER 31, 2021 AND 2020

C O N T E N T S

S&C SALVER & COOK LLP
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members of
Freakin Fitness, LLC
Miramar, FL

We have reviewed the accompanying balance sheets, of Freakin Fitness LLC (a Florida limited liability company) as of December 31, 2021 and 2020, and the related statements of income (loss), members' capital (deficit) and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the income tax basis of accounting and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with basis of accounting as described in Note A.

Salver & Cook, LLP

May 16, 2022

2721 Executive Park Drive Suite 4 Weston, FL 33331
Tel 954.389.1333 – Fax 954.389.1397 – cpas@psccpas.com

FREAKIN FITNESS LLC
BALANCE SHEET
(Unaudited)
As of December 31, 2021 and 2020

ASSETS

	2021	2020
CURRENT ASSETS		
Cash	$ 235,775	$ 120,413
Inventory	9,629	7,685
TOTAL CURRENT ASSETS	245,404	128,098
PROPERTY AND EQUIPMENT, at cost	549,019	391,284
Less: Accumulated depreciation	(384,220)	(336,227)
PROPERTY AND EQUIPMENT, Net	164,799	55,057
OTHER ASSETS		
Intangible Assets	20,000	20,000
Less: Accumulated amortization	(3,778)	(2,444)
TOTAL OTHER ASSETS	16,222	17,556
TOTAL ASSETS	$ 426,425	$ 200,711

See Independent Accountant's Review Report and notes to financial statements

FREAKIN FITNESS LLC
BALANCE SHEET
(Unaudited)
As of December 31, 2021 and 2020

LIABILITIES AND MEMBERS' CAPITAL (DEFICIT)

	2021	2020
CURRENT LIABILITIES		
Credit cards	$ 42,890	$ 3,484
Bank loan	21,708	26,362
TOTAL CURRENT LIABILITIES	64,598	29,846
LONG-TERM LIABILITIES		
SBA loan	400,600	154,900
TOTAL LONG TERM-LIABILITIES	400,600	154,900
TOTAL LIABILITIES	465,198	184,746
MEMBERS' CAPITAL /(DEFICIT)	(38,773)	15,965
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 426,425	$ 200,711

FREAKIN FITNESS LLC
STATEMENT OF INCOME (LOSS) AND MEMBERS' CAPITAL (DEFICIT)
(Unaudited)
For the years ended December 31, 2021 and 2020

	2021	**2020**
REVENUES	$1,039,351	$ 698,334
OPERATING COSTS AND EXPENSES		
COST OF GOODS PRODUCTS SOLD	29,027	50,648
GYM OPERATIONS (See Suplementary Information Schedule)	1,025,999	757,971
DEPRECIATION & AMORTIZATION	49,327	17,035
TOTAL OPERATING COSTS AND EXPENSES	1,104,353	825,654
(LOSS) FROM OPERATIONS	(65,001)	(127,320)
OTHER INCOME		
CARES ACT PPP LOAN	84,522	84,522
CREDIT CARD CASH REWARDS	4,318	975
EIDL GRANT	10,000	-
INTEREST INCOME	563	271
OTHER EXPENSES		
FRAUDALENT CHARGES	14,287	-
NET INCOME	$ 20,115	$ (41,552)

FREAKIN FITNESS LLC
STATEMENT OF MEMBERS' CAPITAL (DEFICIT)
(Unaudited)
For the years ended December 31, 2021 and 2020

	2021	2020
MEMBERS' CAPITAL /(DEFICIT) BEGINNING OF YEAR	$ 15,965	$ (122,426)
CAPITAL CONTRIBUTIONS	-	179,943
NET INCOME (NET LOSS) FOR THE PERIOD	20,115	(41,552)
CAPITAL DISTRIBUTIONS	(74,853)	-
MEMBERS' CAPITAL /(DEFICIT) END OF YEAR	$ (38,773)	$ 15,965

FREAKIN FITNESS LLC
STATEMENT OF CASH FLOWS
(Unaudited)
For the years ended December 31, 2021 and 2020

		2021	2020
Operating Activities			
(Loss) from Operations		$ (79,288)	$ (126,074)
Adjustments for non cash items:			
	Amortization	1,333	1,333
	Depreciation	47,993	15,701
Plus:	Decrease in inventory		5,490
	Increase in credit card debt	39,406	-
Less:	Increase in inventory	(1,944)	-
	Decrease in credit card debt	-	(1,627)
	Decrease in bank loan	(4,653)	(7,974)
Net Cash Generated by (Utilized In) Operating Activities		2,847	(113,151)
Investing Activities			
	Purchase of machinery and equipment	(157,735)	(42,992)
Financing Activities			
	SBA loan	245,700	154,900
	Paycheck protection program (PPP)	84,522	84,522
	EIDL grant	10,000	
	Credit card cash rewards	4,318	
	Interest income	563	
	Related Party Loans (Net of Repayments)	-	(8,953)
	Member's distributions	(74,853)	
Net Cash Generated by Financing Activities		270,250	230,469
	Net Increase in Cash	115,362	74,326
	Cash at Beginning of Period	120,413	46,087
	Cash at End of Period	$ 235,775	$ 120,413

FREAKIN FITNESS LLC
SUPPLEMENTARY INFORMATION
(Unaudited)
For the years ended December 31, 2021 and 2020

	2021	2020
Gym Operations		
Advertising and promotion	$ 45,025	$ 19,699
Bank charges	884	221
Camp expense	3,517	-
Christmas bonus	100	-
Computer and internet expenses	6,022	17,557
Continued education	2,890	5,572
Contract labor	2,242	963
Finance charges	22	98
Florida grid leauge	-	2,024
Freakin lifestyle	31	185
Insurance expense	33,081	24,150
Interest expense	3,321	-
Legal & professional services	4,050	4,570
Meals	211	269
Office expenses	63,163	32,112
Payroll expenses	3,903	9,914
Payroll taxes	35,228	25,703
Postage & delivery	818	1,216
Rent & lease	284,402	237,993
Repairs and maintenance	19,831	17,110
Salaries & wages	449,443	326,935
Small gym purchases	6,701	8,923
Sub-contractors	42,820	-
Supplies	2,094	5,499
Utilities	15,782	15,099
Vehicle expenses	418	2,158
Total	$ 1,025,999	$ 757,971

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Freakin Fitness, LLC, a Florida limited liability company, was organized in Florida on November 18, 2010. (Hereinafter referred to as "the Company"). The Company's principal business activities are Health and Fitness services, including hosting and running fitness events.

Basis of Accounting
The Company has prepared its financial statements on the GAAP basis of accounting.

Cash and Cash Equivalents
The Company considers all highly liquid debt securities purchased with original or remaining maturities of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of these financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include valuation of deferred tax assets and impairment of property and equipment.

Fair Value of Financial Instruments
The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair market value because of the short maturity of those instruments. Loans payable approximate fair value.

Accounts Receivable
The Company maintains no accounts receivable on its books. Any unpaid membership fees are written-off after 10 days, with no further collections efforts.

Revenue Recognition
The Company has varied membership timelines and rates from one month, up to 1 year. The Company does not require any commitment of its members beyond one month. Payment for sales of products are recognized at the time of sale. The Company's sales of products are minimal and immaterial to these statements.

Property and Equipment, net - Plant and equipment are stated at cost less accumulated depreciation. Depreciation is recorded principally using the straight-line method, based on the estimated useful lives of the assets (machinery and equipment, 3-10 years). When applicable, leasehold improvements and capital leases are amortized over the lives of respective leases, or the service lives of the improvements, whichever is less.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Expenditures for renewals and improvements that significantly extend the useful life of an asset are capitalized. The costs of software with an expected life of more than one year, and used in the business operations are capitalized and amortized over their expected useful lives. Expenditures for maintenance and repairs are charged to operations when incurred. When assets are sold or retired, the cost of the asset and the related accumulated depreciation are removed from the accounts and any gain or loss is recognized at such time.

Intangible Assets
The Company acquire goodwill during the year ended December 31, 2019 for $20,000. The Company amortizes its goodwill under a schedule that approximates the impairment of said goodwill.

COVID-19 Economic Injury Disaster Loan (EIDL)
The Company records Economic Injury Disaster Loan (“EIDL”) loan proceeds in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 470, Debt. Debt is extinguished when either the debtor pays the creditor or the debtor is legally released from being the primary obligor, either judicially or by the creditor.

Paycheck Protection Program
The Company records Paycheck Protection Program (“PPP”) loan proceeds in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 470, Debt. Debt is extinguished when either the debtor pays the creditor or the debtor is legally released from being the primary obligor, either judicially or by the creditor.

Income Taxes - The Company utilizes the deferred method of measuring taxes for GAAP.
In accordance with Financial Accounting Standards Board ASC Topic 740, Income Taxes, management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is subject to income tax examinations by the U.S. federal, state, or local tax authorities since inception. Interest and penalties are classified as expense as incurred.

Subsequent Events
The Company evaluated for the occurrence of subsequent events through May 20, 2022, the date which the financial statements were available for issue. No subsequent events have been noted.

NOTE B - PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

At December 31, 2021 and 2020 the Company's fixed assets consisted of the following:

	2021	2020
Computer and Equipment	$ 5,184	$ 5,184
Furniture and Fixtures-Pembroke	62,302	53,589
Furniture and Fixtures-Weston	16,722	984
Gym Equipment - Pembroke Pines	303,586	210,750
Gym Equipment - Weston	133,747	95,000
Leasehold Improvements-Pembroke	19,695	19,695
Leasehold Improvements - Weston	1,700	-
Signage-Pembroke	6,083	6,082
	549,019	391,284
Accumulated Depreciation	-384,220	-336,226
Fixed Assets Net	$ 164,799	$ 55,058

Depreciation and amortization expense totaled $49,326 in 2021 and $17,035 in 2020.

NOTE C – LEASE OBLIGATIONS

The Company leases its two facilities from third party landlords.

The Pembroke Pines location is leased at the rate of $13,845 per month, under a one-year lease set to expire on June 1, 2023. The Company has been looking to build or lease a new facility in the general vicinity of its present location, but to date, has been unable to locate a new facility that fits its needs.

The Weston location is leased at the rate of $13,909 per month under a lease which by its terms is set to expire on February 29, 2024. The Base Rase increases by 3% per year, and pass-through expenses increase (or decrease) as such costs are incurred.

The following is a schedule of future minimum rentals under these leases as of December 31, 2021:

2022	$ 333,048
2023	257,477
2024	4,919
	$ 595,444

For the year ended December 31, 2021, the company paid approximately $284,000 in rent expense.

NOTE D – LONG TERM DEBT

COVID-19 Economic Injury Disaster Loan (EIDL)

On June 20, 2020, the Company executed a $145,000, 30 year, fully amortized loan, at 3.75% interest, under the EIDL program administered by the Small Business Administration (the "SBA"). The EIDL provides for loans to support small businesses' recovery from the COVID-19 disaster's economic impacts by providing accessible and borrower-friendly capital. On July 12, 2021, the Company increased the principal of its loan by $255,700, to a total amount due of $400,700 at the same underlying terms of the initial loan. The debt is scheduled to be amortized monthly, commencing July 12, 2023, over a 30 year amortization period, and is due in full on July 12, 2051.

The future maturities of long-term debt as of December 31, 2021 is as follows:

Years Ending December 31,	
2022	$ 1,321
2023	4,654
2024	7,596
2025	7,886
2026	8,187
	$ 29,644

NOTE E - GOVERNMENT GRANTS

Paycheck Protection Program Loan

In each of the years ended December 31,2020 and 2021, the Company obtained PPP loans of $84,522, from an approved Small Business Administration ("SBA") lender. The PPP provides for loans to qualifying companies in amounts up to 2.5 times a Company's average monthly payroll expenses. Established as part of the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"), PPP loan principal and accrued interest are forgivable as long as the borrower uses the funds for eligible expenses. In each of the years 2020 and 2021, the Company was notified by its lender that its PPP loans, principal, and interest, were forgiven in their entirety. The Company recognized loan forgiveness as nonoperating revenue for $84,522 in the statement of income (loss) and changes in members' capital (deficit) during each of the years ended December 31, 2020, and 2021.

NOTE F- RELATED PARTY TRANSACTIONS

In 2020, One of the Company's members converted a loan, to equity, with the understanding that the equity would be repaid as the Company's cash flow permits. As of 12/31/2020, said member's capital account was $179,343. During 2021, the company repaid $13,390, leaving a capital balance of $166,553 as of 12/31/2021. The company intends to repay said member's capital at the rate of $2,000 per month until paid in full.